Exhibit 12.1

 Simmons First National Corporation

 Computation of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividend

	Nine Months Ended September 30		Year Ended December 31,
	2015	2014	2014		2013		2012		2011		2010
Fixed Charges:
Interest on deposits	$11,297	$6,737	$9,079		$8,399		$10,625		$14,925		$19,537
Interest on borrowings	5,483	3,666	4,892		3,864		4,992		5,471		7,469
Estimated interest on rental expense	1,647	1,298	1,663		1,264		936		617		526
Fixed charges before preferred stock dividends	18,427	11,701	15,634		13,527		16,553		21,013		27,532
Preferred stock dividends pre-tax income requirements	296	-	-		-		-		-		-
Total combined fixed charges and preferred stock dividends, including interest on deposits (A)	18,723	11,701	15,634	#	13,527	#	16,553	#	21,013	#	27,532
Less: Interest on deposits	11,297	6,737	9,079	#	8,399	#	10,625	#	14,925	#	19,537
Total combined fixed charges and preferred stock dividends, excluding interest on deposits (B)	$7,426	$4,964	$6,555	#	$5,128	#	$5,928	#	$6,088	#	$7,995

Earnings:
Pretax income from continuing operations	$75,720	$31,982	$50,290		$32,536		$40,015		$35,799		$54,431
Fixed charges including interest on deposits	18,427	11,701	15,634		13,527		16,553		21,013		27,532
Earnings, including interest on deposits (C)	94,147	43,683	65,924		46,063		56,568		56,812		81,963
Less: Interest on deposits	11,297	6,737	9,079		8,399		10,625		14,925		19,537
Earnings, excluding interest on deposits (D)	$82,850	$36,946	$56,845		$37,664		$45,943		$41,887		$62,426

Ratio of earnings to combined fixed charges and preferred dividend:
Including interest on deposits (C /A)	5.03	3.73	4.22		3.41		3.42		2.70		2.98
Excluding interest on deposits (D / B)	11.16	7.44	8.67		7.35		7.75		6.88		7.81